Exhibit 99.1

Altamira Therapeutics Announces Transition from NASDAQ to OTC Markets

●	Trading to continue under ticker symbol “CYTOF”

●	No reverse stock split planned

HAMILTON, BERMUDA – December 20, 2024 – Altamira Therapeutics Ltd. (“Altamira” or the “Company”) (OTCQB:CYTO), a company dedicated to developing and commercializing RNA delivery technology for targets beyond the liver, today announced that on December 18, 2024 it received notice that the Nasdaq Hearings Panel (the “Panel”) had determined to delist the Company’s common shares from The Nasdaq Stock Market LLC (“Nasdaq”) due to the Company’s failure to comply with Rule 5550(a)(2) of Nasdaq’s Listing Rules. The Rule requires listed securities to maintain a minimum bid price of $1.00 per share.

The Company’s common shares will be delisted from Nasdaq at the open of trading on December 20, 2024 and are expected to then begin trading on the OTCQB marketplace under the ticker symbol “CYTOF”, ensuring uninterrupted market activity for its shareholders. Shareholders will not need to take any action. OTCQB is one of three marketplaces for trading over-the-counter (OTC) stocks operated by the OTC Markets Group. As previously disclosed, the Company had received a delisting notification from Nasdaq on September 30, 2024 and filed an appeal with the Panel to present its plan for regaining compliance. The Panel denied the Company’s request to continue its listing on Nasdaq.

“While we are disappointed by the Panel’s decision, we look forward to joining the OTCQB, which is a well-established and large marketplace for emerging growth companies,” commented Thomas Meyer, Altamira’s founder, CEO and Chairman. “The transition from Nasdaq to OTCQB will allow us to focus on growing the Company based on our exciting RNA delivery platforms. Since the $1 minimum bid price rule does not apply to OTCQB listed companies, there is no requirement to perform any reverse stock split.”

About Altamira Therapeutics

Altamira Therapeutics (OTCQB: CYTO) is developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extrahepatic tissues (OligoPhore™ / SemaPhore™ platforms). The Company currently has two flagship siRNA programs using its proprietary delivery technology: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept. The versatile delivery platform is also suited for mRNA and other RNA modalities and made available to pharma or biotech companies through out-licensing. In addition, Altamira holds a 49% stake (with additional economic rights) in Altamira Medica AG, which holds its commercial-stage legacy asset Bentrio®, an OTC nasal spray for allergic rhinitis. Further, the Company is in the process of partnering / divesting its inner ear legacy assets. Founded in 2003, Altamira is headquartered in Hamilton, Bermuda, with its main operations in Basel, Switzerland. For more information, visit: https://altamiratherapeutics.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “projects,” “may,” “will,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “potential,” “promise” or similar references to future periods. Examples of forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans with respect to the delisting of its common shares, the perceived benefits of the delisting, and the trading of the Company’s common shares. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements.

Investor Contact:

Hear@altamiratherapeutics.com